Exhibit 99.1

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Loss and Other Comprehensive Income

		Three months ended March 31,
	Notes	2023 £’000	2022 £’000
Product revenue, net	3	42,052	7,682
Pre-product revenue, net	3	—	2,829
Total revenue from sales of therapies		42,052	10,511
Collaboration revenue	3	2,489	11,963
Total revenue		44,541	22,474

Cost of product revenue		(178)	(248)
Research and development costs		(28,449)	(18,581)
Selling and administrative expenses	4	(33,301)	(20,105)
Operating loss		(17,387)	(16,460)

Finance income	5	2,546	10
Finance costs		(1,620)	(1,333)
Net finance income / (costs)		926	(1,323)

Loss before taxation		(16,461)	(17,783)
Income tax (charge) / credit	6	(236)	1,655
Loss for the period		(16,697)	(16,128)

Other comprehensive income
Other comprehensive income that is or may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		380	205
Total other comprehensive income for the period		380	205

Total comprehensive loss for the period		(16,317)	(15,923)
Basic and diluted loss per share - £	7	(0.35)	(0.37)

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

	Notes	March 31, 2023 £’000	December 31, 2022 £’000
Non-current assets
Property, plant and equipment	8	8,156	6,472
Intangible assets		410	410
Right of use assets		24,742	25,173
Other non-current assets		7,033	7,342
Deferred tax asset	6	4,285	4,240
Total non-current assets		44,626	43,637
Current assets
Inventory		882	943
Trade and other receivables	9	45,200	46,711
Tax receivable	6	2,365	11,688
Cash and cash equivalents		337,461	332,539
Total current assets		385,908	391,881
Total assets		430,534	435,518
Equity
Share capital	10	97	97
Share premium		128,744	123,751
Foreign currency translation reserve		(2,717)	(3,097)
Other reserves		337,847	337,847
Share-based payment reserve	11	88,072	81,411
Accumulated deficit		(277,950)	(261,253)
Total equity		274,093	278,756
Non-current liabilities
Non-current accruals		824	1,479
Interest-bearing loans and borrowings		38,677	39,500
Deferred revenue	3	4,331	4,331
Lease liabilities		27,822	28,248
Provisions		125	114
Total non-current liabilities		71,779	73,672
Current liabilities
Trade and other payables	12	78,158	75,076
Deferred revenue	3	4,806	6,408
Lease liabilities		1,636	1,555
Provisions		62	51
Total current liabilities		84,662	83,090
Total liabilities		156,441	156,762
Total equity and liabilities		430,534	435,518

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2023		97	123,751	(3,097)	81,411	337,847	(261,253)	278,756
Loss for the period		—	—	—	—	—	(16,697)	(16,697)
Other comprehensive income		—	—	380	—	—	—	380
Total comprehensive loss for the period		—	—	380	—	—	(16,697)	(16,317)
Exercise of share options	11	—	4,993	—	—	—	—	4,993
Equity-settled share-based payment transactions	11	—	—	—	6,661	—	—	6,661
At March 31, 2023		97	128,744	(2,717)	88,072	337,847	(277,950)	274,093

	Notes	Share capital £’000	Share premium £’000	Foreign currency translation reserve £’000	Share- based payment reserve £’000	Other reserve £’000	Accumulated deficit £’000	Total equity £’000
At January 1, 2022		88	212,238	89	54,357	386,167	(481,392)	171,547
Loss for the period		—	—	—	—	—	(16,128)	(16,128)
Other comprehensive income		—	—	205	—	—	—	205
Total comprehensive loss for the period		—	—	205	—	—	(16,128)	(15,923)
Exercise of share options	11	—	261	—	—	—	—	261
Equity-settled share-based payment transactions	11	—	—	—	7,413	—	—	7,413
At March 31, 2022		88	212,499	294	61,770	386,167	(497,520)	163,298

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31,
	Notes	2023 £’000	2022 £’000
Cash flows from operating activities
Loss for the period		(16,697)	(16,128)
Adjustments for:
Equity settled share-based payment expense	11	6,661	7,413
Depreciation		1,285	1,679
Net finance (income) / costs		(926)	1,323
Foreign exchange movements		5,725	945
Other		(18)	(1)
Income tax charge / (credit)	6	236	(1,655)
Working capital adjustments:
Decrease / (increase) in receivables and other non-current assets		2,852	(11,489)
Increase / (decrease) in trade and other payables		2,111	(807)
Decrease in deferred revenue		(1,602)	(11,633)
Other working capital movements		(562)	(480)
Cash used in operations		(935)	(30,833)
Taxation received	6	9,904	—
Taxation paid	6	(177)	—
Net cash from / (used in) operating activities		8,792	(30,833)
Cash flows from investing activities
Proceeds from sale of property, plant and equipment		—	5
Purchase of property, plant and equipment	8	(2,470)	(138)
Interest received		2,076	—
Net cash flows used in investing activities		(394)	(133)
Cash flows from financing activities
Exercise of share options	11	4,993	261
Interest paid		(2,101)	(838)
Repayment of lease liabilities		(407)	(755)
Net cash flows from / (used in) financing activities		2,485	(1,332)
Increase / (decrease) in cash and cash equivalents		10,883	(32,298)
Net foreign exchange difference on cash held		(5,961)	265
Cash and cash equivalents at beginning of the period		332,539	237,886
Cash and cash equivalents at end of the period		337,461	205,853

The accompanying notes form part of these unaudited condensed consolidated interim financial statements.

Immunocore Holdings plc
Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Organization and nature of business

General information

Immunocore Holdings plc (the “Company”) is a public limited company incorporated in England and Wales and has the following wholly owned subsidiaries: Immunocore Limited, Immunocore LLC, Immunocore Commercial LLC, Immunocore Ireland Limited, Immunocore GmbH, and Immunocore Nominees Limited (collectively referred to as the “Group”).

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “IMCR” on February 5, 2021, following its initial public offering (“IPO”). The IPO and concurrent private placement generated net proceeds of £210,985,000 after underwriting discounts, commissions and directly attributable offering expenses. In July 2022, the Company raised £116,812,000 ($140,000,000) before deductions for offering expenses of £388,000 through the sale of its ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

The principal activity of the Group is pioneering the development and sale of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, the Group is developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In January and April 2022, the Group received approval from the U.S. Food and Drug Administration (“FDA”) and European Commission (“EC”), respectively, for its lead product, KIMMTRAK, for the treatment of unresectable or metastatic uveal melanoma (“mUM”). In June 2022, the UK’s MHRA, Health Canada, and the Australian Government Department of Health’s TGA have each approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM. KIMMTRAK is now approved in over 30 countries and the Group has commercially launched in the United States, Germany and France, among other territories, with further commercial launches underway in additional territories where it has received approval. The Group expects to obtain regulatory approval for KIMMTRAK in further territories in 2023.

2. Significant accounting policies

Basis of preparation and statement of compliance

The unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Except as described in Significant Accounting Policies below, the accounting policies, including the Group’s Critical accounting estimates, applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022.

The unaudited condensed consolidated interim financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2022 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 1, 2023 (the “Annual Report”). There were no significant new accounting policies or critical accounting estimates applicable to the three months ended March 31, 2023.

The unaudited condensed consolidated interim financial statements have been prepared under the historical cost basis, as modified by the recognition of certain financial instruments measured at fair value and are presented in pounds sterling which is the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

Date of authorization

These unaudited condensed consolidated interim financial statements were prepared at the request of the Company’s Board of Directors (the “Board”) and were approved by the Board on May 10, 2023, and signed on its behalf by Dr. Bahija Jallal, Chief Executive Officer of the Group.

Adoption of new accounting standards

There have been no new accounting standards adopted by the Group in the three months ended March 31, 2023 which have had a material impact on these unaudited condensed consolidated interim financial statements. There are no standards issued but not yet effective that the Group expects to have a material impact on its financial statements.

Going concern

The Group reported cash and cash equivalents of £337,461,000 and net current assets of £301,246,000 as at March 31, 2023, with an operating loss for the three months ended March 31, 2023 of £17,387,000 and net cash from operating activities for the three months ended March 31, 2023 of £8,792,000. The positive operational cash inflow was largely due to R&D tax credits received and net product revenue of £42,052,000 during the three months ended March 31, 2023.

In assessing the going concern assumptions, the Board has undertaken an assessment of the current business and strategy forecasts covering a twelve month period, which includes anticipated KIMMTRAK revenue. In assessing the downside risks, the Board has also considered scenarios incorporating a range of revenue arising from KIMMTRAK sales. As part of considering the downside risks, the Board has considered the impact of the current macroeconomic environment, such as the effects of COVID-19 or other pandemics and other potential economic impacts including the war in Ukraine and related geopolitical tensions, as well as global inflation, liquidity concerns at banks and financial institutions, capital market instability, interest and exchange rate fluctuations, and increases in commodity, energy and fuel prices as well as supply chain disruptions. The Board has concluded that while these may have a future impact on the Group’s business and implementation of its strategy and plans, it anticipates that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, the Group is not aware of any specific event or circumstance that would require the Group to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to the Group’s financial statements.

Given the current cash position and the assessment performed, the Board believes that the Group will have sufficient funds to continue to meet its liabilities as they fall due for a period of at least twelve months from the date of issue of these condensed consolidated financial statements and therefore, the Group has prepared the financial statements on a going concern basis. This scenario is based on the Group’s lower range of anticipated revenue levels. As the Group continues to incur significant expenses in the pursuit of its business strategy, including further commercialization and marketing plans for KIMMTRAK, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to additional operational cash inflows. Until the Group can generate revenue from product sales sufficient to fund its ongoing operations and further develop its pipeline, if ever, it expects to finance its operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Estimates and judgements

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported assets and liabilities as well as contingent liabilities and income and expenses in the financial period. The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the Group’s control. Hence, estimates may vary from the actual values. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or the period of revision and future periods if this revision affects both current and future periods.

Judgements and estimates made, including Critical accounting estimates, together with the Group’s significant accounting policies, are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2022, and are presented in the Group’s Annual Report. There have been no significant updates to the Group’s estimates and accounting policies for the three months ended March 31, 2023.

Segmental reporting

The Group operates in one operating segment. The Group’s chief operating decision maker (the, “CODM”), its Chief Executive Officer, manages the Group’s operations on an integrated basis for the purposes of allocating resources.

3. Revenue

Revenue is presented by type, and net of deductions outlined in the Group’s accounting policies, in the table below. The Group’s accounting policies are disclosed in the consolidated financial statements of the Group for the year ended December 31, 2022, and are presented in the Group’s Annual Report.

	For the three months ended March 31,
	2023 £’000	2022 £’000

Product revenue, net	42,052	7,682
Pre-product revenue, net	—	2,829
Total revenue from sale of therapies	42,052	10,511

Collaboration revenue
Eli Lilly	—	7,361
Genentech	2,489	4,602
Total collaboration revenue	2,489	11,963
Total revenue	44,541	22,474

Of the Group’s collaboration customers, Eli Lilly and Genentech are based in the United States. Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	For the three months ended March 31,
	2023 £’000	2022 £’000
United States	29,533	7,682
Europe	12,328	2,829
Rest of the World	191	—
Total revenue from the sale of therapies	42,052	10,511

Product revenue, net

During the three months ended March 31, 2023, the Group recognized £42,052,000 of net product revenue (for the three months ended March 31, 2022: £7,682,000), relating to the sale of KIMMTRAK primarily in the United States and Europe after estimated deductions for rebates, chargebacks, other customer fees and returns.

Pre-product revenue, net

There was no pre-product revenue during the three months ended March 31, 2023, following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. In the three months ended March 31, 2022, the Group recognized £2,829,000 of net pre-product revenue relating to the sale of tebentafusp under a compassionate use program in France after estimated deductions for rebates and returns.

Genentech Collaboration

During the three months ended March 31, 2023, the Group recognized £2,489,000 of revenue relating to the 2018 Genentech Agreement and IMC-C103C (for the three months ended March 31, 2022: £4,602,000). Of the revenue recognized during the three months ended March 31, 2023, £887,000 of revenue represents cost reimbursements, predominantly for clinical trial costs. For the three months ended March 31, 2022, the Group recognized cost reimbursements of £330,000.

In February 2023, Genentech accepted the Group’s proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs, except with respect to sharing equally the wind-down costs of the IMC-C103C Phase 1 clinical trial. The Group is eligible to receive development and commercial milestone payments plus royalties from Genentech on any sales of MAGE-A4 HLA-A02 targeted products arising under the Genentech Agreement.

Eli Lilly Collaboration

During the three months ended March 31, 2023, the Group recognized no revenue relating to the Eli Lilly Agreement (for the three months ended March 31, 2022: £7,361,000).

The Group released the remaining deferred revenue attributed to the third target under the collaboration after the parties agreed to terminate the agreement during the three months ended March 31, 2022. No further revenue under the collaboration is expected.

Deferred revenue

Of the total revenue recognized during the three months ended March 31, 2023, £1,602,000 was included in deferred revenue at January 1, 2023. No revenue was recognized in the three months ended March 31, 2023 and 2022, respectively, relating to performance obligations satisfied in previous years. The remaining current deferred revenue as at March 31, 2023 relates to the Genentech Agreement. The Group expects to recognize this remaining revenue over the next year.

Non-current deferred revenue in the Condensed consolidated statement of financial position as at March 31, 2023 and December 31, 2022, respectively, relates to the Group’s non-refundable payment of £4,331,000 received from Medison Pharma Ltd (“Medison”) in the year ended December 31, 2022. The Group expects to recognize revenue for this single, combined performance obligation of supplying KIMMTRAK to Medison and granting Medison the exclusive right to distribute KIMMTRAK in South America with the sale of products following regulatory approval in South America. The Group estimates that Product revenue recognition of this Non-current deferred revenue will commence later than 31 March, 2024.

4. Selling and administrative expenses

There were £4,753,000 of foreign exchange losses, which the Group classifies within Selling and administrative expenses, for the three months ended March 31, 2023, compared to gains of £2,381,000 in the three months ended March 31, 2022. These gains and losses arise on a number of foreign currency items, including the translation of monetary foreign currency balances in the Group’s main operating subsidiary in the United Kingdom.

5. Finance income

Finance income increased in the three months ended March 31, 2023 due to higher interest rates and higher levels of cash and cash equivalents held by the Group in the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

6. Income tax

Income tax charge / credit is recognized at an amount determined by multiplying the loss before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated effective tax rate for the three months ended March 31, 2023 was 1.4% (tax credit rate of 9.3% for the three months ended March 31, 2022). Historically the Group satisfied the definition of a Small and Medium-sized Enterprise, or SME, and was able to surrender some of its U.K. tax losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. The Group exceeded the size limit thresholds and no longer qualifies for tax relief under the U.K. SME research and development regime in 2023. The Group will continue to benefit from the U.K. large company, Research & Development Expenditure Credit (“RDEC”) regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to 1 April 2023 and 15% for expenditure incurred after this date. The Group records tax credits receivable under the SME research and development tax credit regime within Income tax (charge) / credit. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from Research and development expenses.

A deferred tax asset of £4,285,000 has been recognized as of March 31, 2023 (December 31, 2022: £4,240,000) primarily representing  capitalised research and development expenditure carried forward for one of the Group’s subsidiaries, Immunocore LLC, following an annual assessment, or periodically as required, of all available and applicable information, including its forecasts of costs and future profitability and the resulting ability to reverse the recognized deferred tax assets over a short period of time.

During the three months ended March 31, 2023 the Group received UK tax credits of £9,904,000 relating to Research and development expenditure in the year ended December 31, 2021 (for the three months ended March 31, 2022 no tax credits were received).

7. Basic and diluted loss per share

	For the three months ended March 31,
	2023	2022
Loss for the period (£’000s)	(16,697)	(16,128)
Basic and diluted weighted average number of shares	48,183,771	43,865,799
Basic and diluted loss per share (£)	(0.35)	(0.37)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, including ordinary shares represented by ADSs. Outstanding share options are considered to be anti-dilutive as they would decrease the loss per share and are, therefore, excluded from the calculation of diluted loss per share.

8. Property, plant and equipment

During the three months ended March 31, 2023, the Group acquired assets at a cost of £2,470,000 (March 31, 2022: £138,000), relating primarily to laboratory equipment.

9. Trade and other receivables

	March 31, 2023 £’000	December 31, 2022 £’000
Trade receivables	30,164	27,736
Other receivables	3,015	7,682
Prepayments and accrued income	12,021	11,293
	45,200	46,711

Included within prepayments and accrued income are amounts paid in advance for clinical trials that are expected to be received in services or repaid within twelve months.

10. Share capital

Issued and fully paid share capital	Ordinary	Deferred
(0.2p per share, except deferred shares which are 0.01p per share)	shares	shares
At January 1, 2023	48,088,346	5,793,501
Exercise of share options	291,063	—
At March 31, 2023	48,379,409	5,793,501

11. Share-based payments

During the three months ended March 31, 2023 the total charge for share-based payments was £6,661,000, compared to a charge of £7,413,000 for the three months ended March 31, 2022.

During the three months ended March 31, 2023 291,063 options with a weighted average exercise price of $20.96 were exercised, compared to 25,058 options with a weighted average exercise price of $13.82 in the three months ended March 31, 2022.

The Group granted 693,125 and 1,183,032 options to purchase ordinary shares under the Group’s 2021 Equity Incentive Plan in the three months ended March 31, 2023 and 2022 respectively. The weighted average exercise price and weighted average fair value of options granted is set out below.

	For the three months ended March 31
	2023 $	2022 $
Weighted average exercise price	64.39	24.95
Weighted average fair value	39.83	15.27

The options in both periods were valued using the Black-Scholes model and vest over a four-year period from the date of grant, with 25% of the award vesting at the end of the first year and the remaining award vesting quarterly over the following three years.

As at March 31, 2023, and 2022, there were 10,290,982 and 10,127,356 outstanding options, respectively, of which 5,515,546 and 4,004,611, respectively, were exercisable.

12. Trade and other payables

	March 31, 2023 £’000	December 31, 2022 £’000
Trade payables	9,333	11,716
Corporation tax liability	423	—
Other taxation and social security	1,482	927
Pension liability	221	34
Accruals	66,699	62,399
	78,158	75,076

Accruals as at March 31, 2023 include estimates for rebates, chargebacks, other customer fees and returns of £31,165,000 in respect of Product revenue from the sale of KIMMTRAK and Pre-product revenue from the sale of tebentafusp, compared to £24,066,000 as at December 31, 2022. Combined with the Non-current accruals in the Condensed consolidated statement of financial position, the Group’s total accruals for such deductions from revenue were £31,989,000 as at March 31, 2023, and £25,545,000 as at December 31, 2022.